Exhibit (a)(1)(vi)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell any securities. The tender offer is being made only by the offer to purchase dated October 17, 2013 (the “Offer to Purchase”), the related ADS letter of transmittal and any amendments or supplements thereto. The tender offer is not being made to (nor will tenders be accepted from or on behalf of) holders of securities in any jurisdiction in which the making of the tender offer or the acceptance thereof would be unlawful.

Notice of Offer to Purchase for Cash

Any and All Outstanding Common Shares and Outstanding Preferred Shares

(including Preferred Shares Represented by American Depositary Shares)

of

NET SERVIÇOS DE COMUNICAÇÃO S.A.

at

29.02 Brazilian reais per Common Share and per Preferred Share,

in each case plus interest at the CDI Rate

by

EMPRESA BRASILEIRA DE TELECOMUNICAÇÕES S.A. – EMBRATEL

and

EMBRATEL PARTICIPAÇÕES S.A.

THE TENDER OFFER AND ASSOCIATED WITHDRAWAL RIGHTS EXPIRE, IN THE CASE OF HOLDERS OF AMERICAN DEPOSITARY SHARES TENDERING THROUGH THE BANK OF NEW YORK MELLON, AS RECEIVING AGENT, AT 10:00 A.M., NEW YORK CITY TIME,

AND, IN THE CASE OF HOLDERS OF COMMON SHARES AND PREFERRED SHARES TENDERING DIRECTLY, AT 3:00 P.M., NEW YORK CITY TIME, IN EACH CASE

ON NOVEMBER 26, 2013, UNLESS THE TENDER OFFER IS EXTENDED

Empresa Brasileira de Telecomunicações S.A. – Embratel (“Embratel”) and Embratel Participações S.A. (“Embrapar,” and together with Embratel, the “Offerors”), each a corporation organized under the laws of the Federative Republic of Brazil, are offering to purchase any and all outstanding common shares, no par value (“Common Shares”), and outstanding preferred shares, no par value (“Preferred Shares”), including Preferred Shares represented by American Depositary Shares (“ADSs”), of Net Serviços de Comunicação S.A. (“Net”), a corporation organized under the laws of the Federative Republic of Brazil, other than those held by the Offerors or their affiliates, in cash at a price of 29.02 Brazilian reais (“R$”) per Common Share and per Preferred Share (for reference, equivalent to approximately U.S.$13.30 per ADS based on the average of the buy and sell U.S. dollar-Brazilian real exchange rates indicated under “transaction PTAX 800, option 5” published by the Central Bank of Brazil through the SISBACEN system at 7:00 p.m., Brasilia time, on October 11, 2013, which was U.S.$1.00 = R$2.1818), in each case plus interest at the benchmark interest rate of the Interbank Deposit Certificate, Certificado de Depósito Interbancário (the “CDI Rate,” for reference, approximately 9.32% on October 11, 2013), calculated pro rata from August 19, 2013 through the Auction Date (as defined below), net of the stock exchange and settlement fee described below, any applicable brokerage fees or commissions and applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and the related ADS letter of transmittal. The offer price as announced on June 7, 2012 in a statement of material fact by Embrapar is comprised of a base price of R$26.64 per Common Share and per Preferred Share (the “base offer price”) plus accrued interest at the CDI Rate from June 8, 2012 through the Auction Date. R$29.02 represents the base offer price plus accrued interest at the CDI Rate from June 8, 2012 through and including August 18, 2013, a recent date, and is being disclosed for illustrative purposes. Banco Itaú BBA S.A., the Brazilian intermediary agent, will notify the BM&FBOVESPA – Bolsa de Valores Mercadorias e Futuros (the “São Paulo Stock Exchange”) of the offer price, including all accrued interest through the Auction Date at least three Brazilian business days before the Auction Date. The São Paulo Stock Exchange will disclose the offer price on or before the Auction Date. ADS holders tendering the Preferred Shares represented by their ADSs through The Bank of New York Mellon, as receiving agent, will receive payment in U.S. dollars, which shall also be net of expenses for converting Brazilian reais to U.S. dollars, any applicable taxes and fees associated with the cancellation of the ADSs representing Preferred Shares purchased in the tender offer. The tender offer is not subject to any conditions other than that the Common Shares and Preferred Shares (including Preferred Shares represented by ADSs) be validly tendered.

Subject to the exceptions described in the Offer to Purchase, the tender offer will expire (1) for ADS holders electing to tender Preferred Shares represented by ADSs through The Bank of New York Mellon, as receiving agent, at 10:00 a.m., New York City time (the “ADS Expiration Time”), on November 26, 2013 (such date, as it may be extended by us, the “Expiration Date”), and (2) for holders of Common Shares and Preferred Shares, at 3:00 p.m., New York City time (the “Share Expiration Time”), on the Expiration Date. Any ADS holder that wishes to participate directly in the tender offer, rather than tender Preferred Shares underlying ADSs through the receiving agent, must withdraw the Preferred Shares it wishes to tender from Net’s ADS program and tender such shares prior to the Share Expiration Time on the Expiration Date. See Section 3 of the Offer to Purchase. The Common Shares and Preferred Shares tendered in the tender offer will be purchased through an auction on the São Paulo Stock Exchange that is currently scheduled to occur at 1:00 p.m., New York City time, on November 27, 2013, one business day after the Expiration Date (the “Auction Date”). We will pay for the Common Shares and Preferred Shares purchased in the tender offer on the settlement date (the “Settlement Date”), which we expect will be the third Brazilian business day after the Auction Date, in accordance with the rules established by the clearing and settlement chamber of the São Paulo Stock Exchange. There will be no subsequent offering period in connection with this tender offer. There will be no guaranteed delivery process available to tender Common Shares or Preferred Shares (including Preferred Shares represented by ADSs).

To the extent permitted by applicable Brazilian and U.S. securities laws, the Brazilian Securities and Exchange Commission, Comissão de Valores Mobiliários, the U.S. Securities and Exchange Commission (the “SEC”) and the terms of the tender offer, the Offerors reserve the right, at any time (1) to extend the period of time during which the tender offer is open and thereby delay the purchase of Common Shares and Preferred Shares through an auction on the São Paulo Stock Exchange and payment for tendered shares and (2) to amend the tender offer in any respect. Any such extension, delay, waiver or amendment will be followed as promptly as practicable by public announcement thereof, such announcement in the case of an extension to be made prior to the Auction Date, in accordance with Brazilian law.

Pursuant to Brazilian law, we are required to offer to purchase all of the Common Shares and Preferred Shares (including Preferred Shares represented by ADSs) because the tender offer is a “unified offer” for Brazilian purposes satisfying two different offer requirements under Brazilian law: (i) an indirect change in control of Net; and (ii) a voluntary offer in connection with Net’s withdrawal from the Level 2 listing regime of the São Paulo Stock Exchange. There will be no squeeze out transaction or other form of mandatory redemption after completion of the tender offer, because any such transaction is only available under applicable Brazilian law in certain circumstances that are not contemplated in the tender offer. The Offerors intend to cause Net to terminate the deposit agreement for the ADSs promptly after the tender offer is completed. The Offerors also intend to cause Net to take steps following the completion of the tender offer that are necessary to delist the Preferred Shares and the ADSs from the NASDAQ Global Market and, if the relevant requirements are met, terminate the registration of the Preferred Shares under the U.S. Securities Exchange Act of 1934 (the “Exchange Act”). See Special Factors in the Offer to Purchase.

Net’s board of directors has determined at a meeting held on October 15, 2013, by unanimous vote of those in attendance, that the tender offer is in the interests of Net and its shareholders and recommends that the holders of Net’s Common Shares and Preferred Shares, including Preferred Shares represented by ADSs, accept the offer and tender their shares, but informed such holders that the decision to tender is ultimately at their discretion.

The procedures for tendering differ depending on whether you hold ADSs representing Preferred Shares or you hold Common Shares or Preferred Shares directly.

A direct holder of Common Shares or Preferred Shares wishing to tender his or her shares must, no later than the Share Expiration Time on the Expiration Date, qualify to participate in the auction (to “qualify for the auction” or “qualify”). To qualify, a holder must, either personally or by means of a duly appointed proxy, contact a Brazilian brokerage firm authorized to conduct trades on the São Paulo Stock Exchange (a “Brokerage Firm”), present the required documentation and ask the Brokerage Firm to represent him or her at the auction.

After it has qualified for the auction and deposited its shares at the portfolio, the holder must instruct its Brokerage Firm to tender its Common Shares or Preferred Shares in the auction on its behalf. See Section 3 of the Offer to Purchase.

If a holder of ADSs wishes to participate in the tender offer, the holder may tender the Preferred Shares underlying its ADSs through The Bank of New York Mellon, as receiving agent, prior to the ADS Expiration Time on the Expiration Date, in accordance with the instructions set forth in the Offer to Purchase and in the accompanying ADS letter of transmittal. The receiving agent will surrender those ADSs to the ADS depositary and instruct a Brokerage Firm to tender the Preferred Shares underlying the ADSs in the auction. There is no separate tender offer being made in the United States to acquire ADSs. See Section 3 of the Offer to Purchase.

As an alternative to tendering Preferred Shares underlying ADSs through the receiving agent, an ADS holder may also surrender its ADSs, withdraw the Preferred Shares underlying the ADSs from the ADS program and participate directly in the tender offer as a holder of Preferred Shares. If a holder of ADSs wishes to participate directly in the tender offer in this manner, that ADS holder must first: (1) surrender to JPMorgan Chase Bank, N.A. (“JPMorgan”), as ADS depositary, at JPMorgan Chase Bank, N.A., Four New York Plaza, New York, New York 10004, the ADSs that represent Preferred Shares that it wishes to tender; (2) pay a fee to the ADS depositary in the amount of up to U.S.$5.00 per 100 ADSs or portion thereof surrendered; and (3) pay any taxes or governmental charges payable in connection with its withdrawal of the Preferred Shares from the ADS program. See Section 3 of the Offer to Purchase.

A beneficial owner of Common Shares or Preferred Shares registered in the name of a broker or other securities intermediary must contact that entity if that beneficial owner desires to tender Common Shares or Preferred Shares and may be charged a fee or commission by that entity for tendering Common Shares or Preferred Shares in the tender offer. In addition, a Brokerage Firm may charge a fee or commission tendering Common Shares or Preferred Shares on behalf of any shareholder in the auction. Each shareholder should consult its broker or other securities intermediary to determine what fees or commissions apply. ADS holders participating in the tender offer by tendering the Preferred Shares underlying their ADSs through the receiving agent, must pay the applicable fees, taxes and charges described in the Offer to Purchase. See Section 3 of the Offer to Purchase.

There will be no guaranteed delivery process available to tender Common Shares or Preferred Shares, including Preferred Shares represented by ADSs.

Holders that have tendered their Common Shares or Preferred Shares (including Preferred Shares represented by ADSs) may withdraw from the tender offer, but they may do so only as described in Section 4 of the Offer to Purchase. If you hold Common Shares or Preferred Shares directly and have tendered any of those securities, you or your representative in Brazil must contact the Brokerage Firm that you instructed to sell Common Shares or Preferred Shares in the auction on your behalf in sufficient time to enable the Brokerage Firm to withdraw the order to sell any or all of your Common Shares or Preferred Shares before the beginning of the auction on the Auction Date and must provide any documentation required by the Brokerage Firm. If you are an ADS holder who has delivered ADSs to the Bank of New York Mellon, as receiving agent, in order to tender the Preferred Shares underlying your ADSs, your signed written notice of withdrawal must be received by the receiving agent prior to the ADS Expiration Time on the Expiration Date. As promptly as practicable upon valid withdrawal, the American Depositary Receipts (“ADRs”) evidencing your ADSs will be returned to you if you directly delivered ADRs to The Bank of New York Mellon, or your ADSs will be credited into The Depository Trust Company (“DTC”) account from which they were transferred if you delivered your ADSs to The Bank of New York Mellon through a book-entry transfer.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by the Offerors, in the Offerors’ sole discretion, and the Offerors’ determination will be final and binding. Neither the Offerors nor any of the Offerors’ affiliates or assigns nor any other person will be under any duty to give any notification of any defects or irregularities in any withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the Exchange Act is contained in the Offer to Purchase and is incorporated into this announcement by reference. The Offerors are also filing with the SEC a combined Schedule TO and Schedule 13E-3, together with exhibits, furnishing certain additional information with respect to the tender offer.

The Offer to Purchase, the accompanying ADS letter of transmittal and other relevant materials will be mailed by the Offerors to the record holders of ADSs and the U.S. resident record holders of Common Shares and Preferred Shares whose names appear on the shareholder lists maintained by the Central Depositary and Bradesco, the list of record holders of ADSs maintained by JPMorgan, as ADS depositary, and the security position listing of DTC, as the book-entry transfer facility for ADSs of Net, and will be furnished, for subsequent transmittal to the beneficial owners of ADSs and the U.S. resident beneficial owners of Common Shares and Preferred Shares, to Brokerage Firms or other securities intermediaries and similar persons whose names, or the names of whose nominees, appear on the shareholder lists or, if applicable, who are listed as participants in the security position listing of DTC. The Offerors will reimburse brokers and other securities intermediaries for customary handling and mailing expenses incurred by them in forwarding the tender offer materials to their customers. The Offerors will also mail the Offer to Purchase, the related ADS letter of transmittal and other relevant materials, at the Offerors’ expense, to any registered or beneficial holder of Common Shares, Preferred Shares or ADSs that requests a copy of the tender offer materials.

Any questions or requests for assistance or additional copies of the Offer to Purchase may be directed to the U.S. information agent listed below. Beneficial owners may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the tender offer.

The U.S. information agent

for the tender offer is:

D.F. King & Co., Inc.

48 Wall Street New York, NY 10005

Bankers and Brokers Call Collect: (212) 269-5550

All Others Call Toll-Free: (800) 859-8508

Email: netservicos@dfking.com

An ADS holder that has questions about how to participate in the tender offer through the receiving agent should contact the U.S. information agent above.

Holders are urged to read the Offer to Purchase and the related ADS letter of transmittal carefully before making any decision with respect to the tender offer because it contains important information.

October 17, 2013